Filed by Avon Products, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Avon Products, Inc.
Commission File No.: 1-4881

The following communication was made available by Avon Products, Inc. at an employee town hall webcast held on August 6, 2019.

Video begins with various vintage advertisements for Avon with the Avon logo in the bottom center of the frame, accompanied by the following text:  “A beauty icon for over 130 years.” A sequence of scenes then depicts significant moments in Avon’s history, including showing a still photograph of Avon & California Perfume Company founder David McConnell in 1905, with the following text:  “1886 The California Perfume Company is founded.”; displaying photos of antique California Perfume Company products White Lilac Cream, dated 1920, and Trailing Arbutus Cold Cream, dated 1924; a still photograph of Persis Foster Eames Albee appears, with the following text:  “Mrs Albee, the first Sales Representative is hired.”; a still photograph of women from the early 20th century is shown, with the text:  “The start of an inspiring network of beauty entrepreneurs.”; a photo montage of women looking at Avon catalogs, knocking on doors, posing for photos and looking at a computer is shown; the original trademark of Avon is displayed, with the following text:  “1939 The company is renamed Avon.”; vintage advertisements for Avon again appear on screen; the logo for Avon Anew is shown, with the following text:  “1992 ANEW skincare range launches, with Avon becoming the first company to bring Alpha Hydroxy Acid (AHA) anti-ageing technology to the mass market.”; photos of Anew Platinum Night Define & Contour Cream, Anew Clinical Anti Wrinkle Plumping Concentrate, Anew Reversalist Complete Renewal Night Cream and Anew Reversalist Complete Renewal Express appear; video of oranges are displayed, with the following text:  “1992 First-ever mass brand to stabilise Vitamin C.”; pictures of perfume bottles are visible, with the text:  “1994 Avon Far Away fragrance launches and it remains one of the best-selling fragrances today.”; video of a modern laboratory with shots of a scientist in a lab coat, a researcher holding lipstick and its casing is shown, with the following text:  “2004 Avon opens its 225,000 square-foot, state-of-the-art research and development facility in Suffern, New York.”; video of a liquid being withdrawn via a pipette in a laboratory is visible followed by a photograph of various Avon branded mascaras; a still photograph of a woman holding a card that reads “Avon Pink Light Project:  because no woman should be left in the dark about breast cancer” appears, accompanied by a graphic with the following text:  “2016 Avon and Avon Foundation for Women reach $1 billion USD contributions milestone.”; a series of still photographs appear, including one of four women holding balloons and another of women in white and pink suits raising awareness of breast cancer; a still photograph of a hand holding a phone appears, with the following text:  “2018 Open Up Avon strategy launches and accelerates digital transformation.”; a photo montage of a woman holding a phone, a woman’s hand holding a phone displaying a mobile application, mobile application screens showing the Avon Personalised Beauty application feature and various Avon True Color products is visible; a still photograph of women and men, accompanied by the following text:  “2019 Natura and Avon announce agreement to join forces.”; a montage of various photographs, including of women posing for a photo, Avon Anew Vitamin C products, a woman looking at her phone appears; a still photograph of a woman smiling appears, with the following text:  “Our journey of beauty, innovation, and female empowerment continues.”; a photograph of David H. McConnell, Avon Founder appears, with the following quote from Mr. McConnell:  “If we stop and look over the past and then into the future, we can see that the possibilities are growing greater and greater every day.”; the video ends with pictures of Avon perfume bottles in the background and a graphic image with the text “Avon plus Natura &Co Stronger Together” appearing in the foreground.

Cautionary Statements for Purposes of the “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements in this letter that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed combination of Avon Products, Inc. (“Avon”, “we” or “us”) and Natura Holding S.A. (together with Natura Cosméticos S.A., “Natura &Co”); our beliefs relating to value creation as a result of a potential combination with Natura &Co; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura &Co’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward looking statements. They include, among other things, statements regarding our anticipated or expected results, future financial performance, various strategies and initiatives (including our transformation plan, Open Up Avon, stabilization strategies, cost savings initiatives, restructuring and other initiatives and related actions), costs and cost savings, competitive advantages, impairments, the impact of foreign currency, including devaluations, and other laws and regulations, government investigations, results of litigation, contingencies, taxes and tax rates, potential alliances or divestitures, liquidity, cash flow, uses of cash and financing, hedging and risk management strategies, pension, postretirement and incentive compensation plans, supply chain and the legal status of the representatives. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding our current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, our ability to improve our financial and operational performance and execute fully our global business strategy, the effect of economic factors, our ability to improve working capital, our ability to reverse declines in active representatives, general economic and business conditions in our markets, our ability to attract and retain key personnel, competitive uncertainties in our markets, any changes to our credit ratings and the impact of such changes on our financing costs, rates, terms, debt service obligations, access to lending sources and working capital needs, the risk of an adverse outcome in any material pending and future litigation and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Item 1A of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Other risks and uncertainties include the timing and likelihood of completion of the proposed combination of Avon and Natura &Co, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Avon’s shareholders may not approve the proposed transactions; the possibility that Natura &Co’s shareholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Avon and Natura &Co will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; the effect of the announcement, pendency or consummation of the proposed transactions on customers, employees, representatives, suppliers and partners and operating results; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

Participants in the Solicitation

Natura &Co, Avon, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Natura &Co’s directors and executive officers will be set forth in the definitive joint proxy statement/prospectus, and information about Avon’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 2, 2019, which also may be obtained free of charge from the investor relations page of Avon’s website www.Avonworldwide.com.  To the extent holdings of Avon securities have changed since the amounts contained in the proxy statement for Avon’s 2019 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Natura &Co and Avon file with the SEC.

Additional Information and Where to Find It

The proposed transaction involving Natura &Co and Avon will be submitted to Avon’s shareholders and Natura &Co’s shareholders for their consideration.  In connection with the proposed transaction, Natura &Co will prepare a registration statement on Form F-4 that will include a joint proxy statement/prospectus for Avon’s shareholders to be filed with the Securities and Exchange Commission (“SEC”).  Avon will mail the joint proxy statement/prospectus to its shareholders, and Avon and Natura &Co will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Natura &Co or Avon may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Natura &Co or Avon with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Natura &Co by going to www.NaturaeCo.com and from Avon by going to its investor relations page on its corporate web site at www.Avonworldwide.com.

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.